



150 Years of Service to the Community


ABINGTON SAVINGS BANK
ABINGTON SAVINGS BANK



THE PRESIDENT'S MESSAGE

TO OUR FELLOW SHAREHOLDERS –

My greatest source of pride as president of Abington Savings Bank has been to lead a company that has earned the trust of those we serve by being consistent in our corporate values. Our interaction – whether it be with customers, employees, investors or the community is genuine, predictable, straightforward and above board.

We place a premium on that trust. We have worked hard to earn it and are committed to preserving it, especially through the accuracy and integrity of our communication with you. This has been Abington Saving Bank's philosophy and practice throughout its history for we knew long before corporate governance became front-page news that your confidence in us, as a bank and as an investment opportunity, is our best base for building an ever more successful business.

I am proud to report our core banking franchise is indeed growing and that it is stronger than ever. In fact, by all measures, 2002 was one of the most exciting and rewarding years in our company's history. We reached significant milestones in our growth and, despite prolonged economic uncertainty, Abington Bancorp offered uncommon stability as a long-term investment that once again produced solid returns for our shareholders.

Given the outstanding performance by each of our core banking lines, it was deeply and personally disappointing when, during the final preparation of our 2002 financial statements, we discovered that several accounting errors were made in the valuation of the bank's investment portfolio. While the performance of our investment portfolio is not reflective of the performance of our core banking business, it is a common strategy that we and other banks use to manage balance sheet risk. Because of inaccurate assumptions that affected the calculation of net interest margins, we needed to revise our previously announced financial results for 2002.

While we regret this unfortunate development, I am pleased with the swift and judicious actions we took to remedy it. As quickly as possible, we not only identified, corrected and contained the source of the error, but communicated with you openly and candidly about it and took bold steps to mitigate any future impact or recurrence.

The consistency of our actions is a hallmark of Abington Savings Bank. Our leading presence in the communities where we operate is testimony to this and to the power of our community banking model, one rooted in the belief that there remains a vital need for a local bank that is of and for the communities it serves.

For a century and a half, Abington Savings Bank has been the local and trusted repository of our customers' financial hopes and dreams. We have adhered to a strategy that puts the needs of the community first, balancing growth with principled management and a set of values that define expectations of us by our customers, partners and employees. Simple as it is, this strategy is key to our success and has driven our long track record of creating superior and enduring value for our shareholders.


ABINGTON SAVINGS
150
1853
2003
YEARS
BANK

150 YEARS OF SERVICE TO THE COMMUNITY

As we now celebrate 150 years of rich history in the community, our momentum is building, and I am proud to report the continued strength of Abington Bancorp.

GENERATING GROWTH

Our final 2002 financial results included net income of $6.17 million, or $1.76 per diluted share, compared with restated 2001 net income of $2.03 million, or $0.63 per diluted share. Total assets at year end 2002 were $903.22 million, an increase of $134.41 million over the restated $768.81 million at year end 2001.

Any way you look at it, we achieved record profitability in our core businesses with strategies that are fundamental to banking -- strong loan growth, solid credit quality, increased fee income, expanding deposit base and record mortgage loan production.

During 2002, Abington Savings Bank advanced its competitive position as one of Southeastern Massachusetts' premier financial services providers. Our franchise grew through the acquisition of Massachusetts Fincorp, adding $122 million in assets and three new branches. The expansion of our footprint into adjoining new markets provides a platform for almost unlimited growth potential in both our community banking and small business lending operations.

Our mortgage operation contributed substantially to our results over the past year, producing record volume and income. Old Colony Mortgage delivered competitive products and unparalleled service to prolific demand from consumers seeking to buy or refinance their homes while mortgage interest rates remained at a 40-year low. As a result, the volume of loans closed in 2002 increased by 68 percent to $315 million.

The expansion of our fee-based products and services remains a priority focus and crucial to our continued strong performance over time. In 2002, customer service fee income increased by 9.2 percent to $8.7 million, and non-interest income now comprises 23 percent of total revenues.

One of our finest accomplishments of 2002 was a 27 percent increase in core deposits and a 9 percent increase in total deposits, exclusive of the Massachusetts Fincorp acquisition. On a compounded annual rate, core deposits have increased by 34 percent and 23 percent over the past three- and five-year periods, respectively. This surge reinforces the underlying strength of our consumer and commercial banking businesses and is a reflection of customer satisfaction in our unique value proposition.

INVESTING IN GROWTH

As a community-based bank, we are keenly responsive to needs of our customers and provide them with the most relevant products and services at times and in places that are most convenient to them – online, in branch, on the telephone or in the supermarket.

Over the years, we have come to know many of our customers on a first-name basis. It is in large measure through such contact and personal knowledge that we maintain a dominant presence in the market. Now, we have empowered our employees with tools and training to understand, anticipate and respond to the needs of all our customers with a similar degree of intimacy.

Over the last two years, Abington Bancorp has embarked upon, a customer relationship management initiative that has improved service quality and cross-selling efforts to new heights. Our business model takes advantage of the integration of customer relationship servicing technology with a sales and service-driven culture both in our branches and behind the scenes. Through improved cross-functional collaboration and communication, we have produced real results, increasing the number of products per household, improving customer retention and growing market share through more effective sales and marketing.

Our Business Banking loan portfolio increased by 40 percent this past year to approximately $137 million, largely through our acquisition of Massachusetts Fincorp. Our enhanced cross-selling capabilities will play a crucial role in the expansion of Business Banking as we seek to build broader, deeper and more profitable relationships with our existing small business and commercial customers while we continue to maximize the potential of increased share in new markets.

We are proud that Abington Savings Bank continues to fuel the local economy by providing access to capital and a full range of innovative financial solutions to the growing number of small, and middle, market businesses migrating from larger commercial banks to our more personal service-oriented approach.

The credit quality of our well-diversified loan portfolio reflects our focused community-based model. We are in the enviable position of partnering with businesses in our own market, and are interested in total business banking relationships. Because we offer access to local decision-makers who understand the markets we serve, we can offer customized solutions, especially in small business lending.

MANAGING GROWTH

We continue to focus on our balance sheet to maintain financial capacity that is consistent with the strength of our franchise, and we have devoted resources and put stronger controls in place to further increase our vigilance in this area. Our goal is to strengthen the balance sheet to shield the company in times of stress and to provide us with the flexibility to seize strategic opportunities going forward.

In the fourth quarter, we sold the remainder of our equity portfolio, eliminating measurable exposure to corporate bonds or equity securities. In addition, we continue to see positive signs in both credit quality and diversification of our loan portfolio and were able to dramatically lower our provision for loan losses from the year prior. Our net loan portfolio totaled $357.2 million at the end of 2002, representing approximately 40 percent of total assets.

Our performance led to a return on equity of approximately 13 percent and a return on assets of .73 percent. The dividend has remained an important part of our capital management strategy and a means to increase returns to our loyal shareholders. We shared the good fortune of the company by increasing our quarterly dividend during the year to its current level of $0.11 per share.

POISED FOR FUTURE GROWTH

We are focused on building upon the financial achievements of 2002 this year, primarily in those segments where we are in control of our own destiny. We feel well positioned to capitalize on expanding our penetration in new markets, given our retail and business strategies as well as our commitment to enhanced customer service.

A reflection of our optimism is the relocation and expansion of Abington Bancorp's corporate headquarters, which we completed last year. This move enabled us to consolidate all administrative functions and business line management in a centralized location and to greatly improve internal collaboration and support for our growing franchise.

Abington Bancorp is fortunate to have a unique depth and breadth of management and the dedication of 350 employees who are our most valuable asset. Their remarkable contributions to our mission are revealed in their personal and professional commitment of time and resources to the communities we serve. I extend my heartfelt gratitude to our employees for their passion and their tireless efforts over the past year.

To our customers, we are thankful for the opportunity to offer the products and services you so well deserve. We are appreciative to our Board of Directors for their guidance and support. In particular, we honor two retiring members of the Board. Stanley Littlefield and Ralph Carver have long served the bank and played a key role in many of the major decisions that have helped build it over the years. They leave with our deep gratitude, and while we will miss them, we are confident in the new perspective and leadership of our board going forward.

Finally, we thank our shareholders for your confidence in our mission and potential to create value.

Sincerely,



James P. McDonough
President and Chief Executive Officer



A Distinguished History of Steady Growth and Community Service

The year was 1853. Abraham Lincoln was practicing law and engaged in the famous Lincoln-Douglas debates. Commodore Perry sailed into Tokyo Harbor. Henry David Thoreau was writing Walden. President Franklin Pierce was inaugurated. And on May 10, Abington Savings Bank opened in the home of its treasurer, George W. Folsom, with an initial deposit of $12.



Such humble and thrifty beginnings are appropriate for a bank created to serve working people and local businesses, while following the most careful management practices possible. In the years of steady growth that have followed—through good economies and bad—we've never forgotten our dual mission: first, to be of service to the entire community; and second, to operate and grow prudently, never jeopardizing our depositors' savings or our investors' capital.

A Bank to Believe In

In a time when both customers and shareholders are questioning the performance and integrity of many financial institutions, Abington Savings is one organization that stands out. Our unblemished record of dependable growth, honesty, independence, and community service offers confidence to families, businesses, and investors who find in us a financial institution they can trust. And what's been true for 150 years will be true tomorrow.

DIVIDEND GROWTH (PER SHARE)


1999
$0.35
2000
$0.36
2001
$0.40
2002
$0.41
0.00
$0.10
$0.20
$0.30
$0.40
$0.50

The Best Is Yet to Come

The end of 2002 saw us reach almost $1 billion in assets—a 74 percent increase in assets over the last five years. With the expansion of our market area, including the addition of our new Weymouth, Massachusetts branch, we can now better serve all of our customers' banking needs. More importantly, we're attracting more new customers while increasing our customer retention levels. We've got the right formula.



CORE DEPOSITS - IN MILLIONS
1999
$220
2000
$265
2001
$310
2002
$457
0
$100
$200
$300
$400
$500

Our Latest Success: Abington Savings Bank Acquires Massachusetts Co-operative Bank

The high point of 2002 was our acquisition of Massachusetts Co-operative Bank (MCB). MCB, another distinguished community bank, was founded in 1908 in the heart of Dorchester, a close-knit neighborhood of Boston, Massachusetts. The bank specialized in home lending over the decades, and by 2002 grew to be among the top ten home lenders in the Boston and Quincy markets, with branches in Dorchester, East Milton, and Quincy.

The acquisition of MCB is a natural extension of our current market area, and gives us the scale to compete even more aggressively for both consumer and small-business relationships. Beyond a large consumer market in these areas, one particularly attractive attribute of the markets served by our newly acquired MCB branches is the amount of business banking potential. With a strong community-bank spirit shared by both institutions, the merger is a perfect fit.



Salem
Lynn
Cambridge
SUFFOLK
Boston
Needham
Quincy
North Scituate
Weymouth
Holbrook
Abington
Marshfield Hills
Brockton
Bridgewater
Attleboro
Middleborough
Taunton
BRISTOL

OFFERING ALL THE BUSINESS TOOLS OF LARGER BANKS, WITH TRUE PERSONAL SERVICE

From business loans of all sizes to checking and cash management services, merchant credit-card clearing to business money market accounts, online banking to international check collection, Abington Savings Bank provides the full spectrum of business banking products designed to maximize our customers' cash flow and profits. Plus, a major difference with us is that our business bankers are trained to suggest innovative solutions to our business clients on a regular basis. These solutions can include:

Business and Real Estate Loans

Including all major types of funding: Business Lines of Credit, Equipment Loans, Term Loans, Letters of Credit, Commercial Real Estate Loans, Construction Loans, Permanent Mortgages, Small Business Administration (SBA) Loans, Sub-Division Loans.

SBA Access Loan Center

Because Small Business Administration loans offer such a great opportunity to entrepreneurs, we have a dedicated SBA Center staffed by small-business loan experts who act as SBA consultants to our clients. Abington Savings is one of the few community banks in Southeastern Massachusetts to be granted "Preferred Lender" status by the SBA, allowing us to provide expedited approvals.


SBAAccess

Business Checking

Offering a variety of accounts depending on the size or complexity of a business.

Business Money Market

Putting excess capital to work with a special competitive rate for businesses, while providing liquidity.

Cash Management

Designing cash management strategies so every dollar works harder.

Online Business Banking

We're one of the few local banks to offer sophisticated online banking, including the ability to check account balances; pay bills online; transfer money electronically between your Abington Savings Bank business accounts; download account data to Microsoft Money®, Quicken® and Quickbooks®; make electronic federal tax payments, and much more.

Merchant Credit Card Program

Allows merchants to deposit receipts for MasterCard®, VISA®, Discover®, and American Express® and receive immediate credit. We even furnish all supplies.

Electronic Federal Tax Payment System (EFTPS)

EFTPS is used by the federal government to accept all transmitted tax payments. Abington Savings Bank can pay our clients' federal taxes electronically through the Automated Clearing House (ACH) Credit System, which transfers funds from Abington business accounts directly to the Internal Revenue Service.

Night Deposit

Most Abington Savings Bank branch locations have night deposit facilities. We offer your choice of returnable locking bags or disposable bags.


A5418

Global Wire Transfers and International Check Collection

Abington Savings Bank can wire funds to and from any international or domestic financial institution. We can also accept checks drawn on international banks and payable in international currency of your choice.

Payroll Checking and Tax Remittance

A simpler payroll process and fewer bookkeeping headaches.



New for 2002 – Business Banking Online

Reinforcing our commitment to keeping our business customers on the leading edge, in 2002 we launched state-of-the-art online business banking services. This ultra-convenient online service allows our business clients to access and control all their Abington Savings Bank business accounts from any computer with Internet access – 24 hours a day.

Here's what you can do with Abington Savings Bank's Business Banking Online:

- Check account balances
- Monitor daily account activity including deposits and withdrawals
- Review account history
- Transfer money between your Abington Savings Bank business accounts
- Download account data to Microsoft Money, Quicken, Quickbooks Optional services available with Business Banking Online:
- Electronic Federal Tax Payments
- Electronic Bill Payment
- Stop Payments
- Check Reorder

Using Technology to Reinforce Our Mission

At Abington Savings Bank, we use technology to strengthen our core mission of providing outstanding personalized service. We use technology that helps us get closer to our customers; not more distant or automated.

For example, we greatly increased our servicing capabilities by implementing a relationship management initiative. This initiative enables all of our tellers and bank officers to instantly access the information needed to fulfill the needs of our customers, and assures quick, accurate and consistent delivery of all of the Bank's products and services.



Still the Best Banking Value for Consumers

Before the creation of Abington Savings Bank, there was only one banking institution for Abington's entire population of 6,000. Abington Savings was established to give people a choice and especially to allow the average worker to bank and borrow. We've never forgotten our original mission to provide affordable banking to all members of the community. That's why at Abington Savings Bank you'll find such opportunities as Totally Free Checking, 50+ Interest Checking, no-points or closing cost mortgages, free online banking, low-minimum investments, and many more great values for consumers.



Abington Center, Circa 1909

Consumer Banking

In consumer banking, 2002 was a year of concentrating on our core products such as high-performance checking, with solid results. The number of consumer checking accounts increased by a substantial 14 percent, with total checking deposits increasing by 29 percent. Our supermarket branches continue to perform well while providing our customers with outstanding convenience. The acquisition of the Massachusetts Cooperative Bank, along with our new Weymouth branch, positions us for even greater gains moving forward.




WASHINGTON ST. ABINGTON CENTRE
5-60-7-5(8)

Abington Center, July 1960

Mortgage Financing

Our acquisition of Old Colony Mortgage in 1999 helped us benefit from the strong continued refinancing trend nationwide, and 2002 was no exception. Declining interest rates during 2002 provided an outstanding lending environment, resulting in the origination of $315 million in mortgage loans, including refinancings, an increase of 68 percent over the previous year. In particular, Old Colony Mortgage's unique 10-year fixed-rate mortgage offering was extremely popular. With today's record-low rates, this mortgage can actually allow people to make a monthly payment comparable to a 30-year mortgage of several years ago, while paying off their mortgage in just 10 years.


OLD COLONY
MORTGAGE
A subsidiary of
Abington Savings Bank


MORTGAGE ORIGINATIONS - IN MILLIONS
1999
$110
2000
$88
2001
$188
2002
$315
0
$100
$200
$300
$400

Investment Services

The success of our investment services offerings begun in 2000 was affirmed in 2002 by the creation of a separate division, Abington Financial Services, offering mutual funds and annuities. The wisdom of diversifying our investment product offerings was demonstrated during the year, as the uncertain market restricted mutual fund sales but catapulted the sales of higher-yielding annuities. Our investment executives generated annuity sales of more than $27.5 million, and mutual fund sales of $1.5 million. A large part of their success was due to the large number of investment referrals generated by our banking staff throughout the branch network.


ABINGTON
FINANCIAL
SERVICES



And Above All, a Commitment to Community

Throughout our history, giving back to the community has always been something we believe in strongly. This past year we are especially proud to have served two great causes: The South Shore Habitat for Humanity, and The Cardinal Cushing Schools of Massachusetts, Inc.

The South Shore Habitat for Humanity, an affiliate of Habitat for Humanity International, provides affordable homes for low-income families by organizing groups of volunteers to donate construction materials and labor. The prospective owners must provide much of the labor as well. The new owners must qualify for a loan to repay the materials and other costs, but the final cost is far lower than that of a standard home.

One of the South Shore Habitat for Humanity's latest projects was built on Wilber Street in Abington, Massachusetts, with an innovative advantage from Abington Savings. Instead of Habitat having to supply the loan, Abington Savings provided the mortgage at 0 percent interest. This makes the project even more rewarding for the new owners, and frees up money for Habitat so they can begin a new home for another deserving family immediately.



THE HABITAT PROJECT
From right to left: Kevin Connor - new homeowner, Jim McDonough, Danielle Connor - new homeowner, George Harrington - Habitat Construction Manager, Cynthia Hargrove - Habitat Executive

The Cardinal Cushing Schools enable students and adults with special needs, of all faiths, to achieve their academic, vocational, social, and spiritual potential.

As in previous years, our employees were extraordinarily generous in 2002 with their time and contributions to support the Schools. Through the Bank's optional payroll deduction plan, the Wishing Well, and the annual employee-run auction, our staff was able to raise more than $175,000. Area businesses, vendors, school faculty, and other community members also pitched in by donating food, goods, and time for these events. Each year, a portion of the auction proceeds funds a trip to Disney World for the Schools' graduating seniors—certainly one of the high points of their senior year!


$200,000
New Projects
$50,000
Trip of a Lifetime
A Partnership of Caring

Abington Savings Bank and Cardinal Cushing Schools celebrate another successful Wishing Well campaign.

For Serving the Community and Us So Well, We Offer Our Profound Thanks and Best Wishes

Two long-time members of our Board of Directors retire

RALPH B. CARVER, JR.

Ralph B. Carver, Jr. of Duxbury—a trustee and director since 1979—joined the Board when the Bank had just two branches. He has been instrumental in helping to guide the Bank to its current position of 17 branches across eastern Massachusetts, with nearly $1 billion in assets.

In his letter of retirement to the board Mr. Carver stated, "Thanks to excellent management, complemented by the support of this Board, the Bank has grown into what it is today. I am proud to have been a part of this great accomplishment."



Mr. Carver will continue to be actively involved with the Bank in its fund-raising effort for the Cardinal Cushing Schools of Massachusetts, Inc. In addition, Mr. Carver has accepted a position on the Former Directors Advisory Board of Abington Bancorp, Inc.

STANLEY LITTLEFIELD

Stan Littlefield has served Abington Savings Bank since 1985 as a Board member. When Stan joined the Board as a trustee, Abington Savings Bank was a mutually-owned savings bank with just 3 branches in Abington, Whitman, and Pembroke. In looking back over his years as a board member, Mr. Littlefield commented, "I continue to be very impressed with the tremendous growth of the organization and the senior management team who has brought the company to where it is today."



Mr. Littlefield spent his career as an attorney, with a practice based in Rockland, MA. Additionally, Mr. Littlefield served the Commonwealth of Massachusetts as an Assistant District Attorney for 12 years, and later as Plymouth County's District Attorney until 1974.

Mr. Littlefield is a resident of Abington, MA, has raised his family there and continues to enjoy golf, watching all sports, but especially attending Abington High School games.

"It has been a pleasure to work with Ralph and Stan throughout their many years of service. They both brought insights and thoughtfulness to each and every business discussion we've had over the years. They'll be missed as Board members, but we look forward to their involvement as members of our Former Directors' Advisory Board."

~ James P. McDonough,
President and CEO
Abington Savings Bank

ABINGTON BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)
(Unaudited)

	December 31, 2002	2001 (Restated)
ASSETS		
Cash and due from banks	$ 31,238	$ 21,706
Short-term investments	77,878	32,870
Total cash and cash equivalents	109,116	54,576
Loans held for sale	35,629	22,705
Securities:		
Available for sale - at fair value	352,339	276,787
Loans	361,434	386,329
Less: Allowance for possible loan losses	(4,212)	(5,482)
Loans, net	357,222	380,847
Federal Home Loan Bank stock, at cost	14,042	12,910
Banking premises and equipment, net	13,364	8,784
Goodwill	5,768	1,526
Intangibles	4,615	733
Bank-owned life insurance	3,863	3,678
Deferred tax asset, net	-	307
Other assets	7,262	5,955
	$ 903,220	$ 768,808
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	646,628	497,459
Short-term borrowings	11,006	8,049
Long-term debt	167,009	193,500
Accrued taxes and expenses	2,657	3,452
Other liabilities	5,902	15,966
Total liabilities	833,202	718,426
Guaranteed preferred beneficial interests in the Company's junior subordinated debentures	12,238	12,163
Commitments and contingencies		
Stockholders' equity:		
Serial preferred stock, $.10 par value, 3,000,000 shares authorized; none issued	-	-
Common stock, $.10 par value, 12,000,000 shares authorized; 5,552,608 shares issued in 2002 and 4,925,000 shares issued in 2001	555	492
Additional paid-in capital	34,340	23,081
Retained earnings	35,106	30,358
	70,001	53,931
Treasury stock - 1,807,000 shares in 2002 and 2001, at cost	(17,584)	(17,584)
Compensation plans	120	120
Net unrealized gain on available for sale securities, net of tax	5,243	1,752
Total stockholders' equity	57,780	38,219
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 903,220	$ 768,808
Book Value per share	$ 15.42	$ 12.25

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)
(Unaudited)

	Years Ended December 31, 2002	2001 (Restated)	2000
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans	$ 25,300	$ 28,733	$ 29,292
Interest on mortgage-backed investments	17,306	15,069	12,377
Interest on bonds and obligations	1,979	4,034	5,591
Other interest and dividend income	941	1,093	1,089
Total interest and dividend income	45,526	48,929	48,349
INTEREST EXPENSE:			
Interest on deposits	10,802	14,697	13,017
Interest on borrowed funds	10,293	12,946	15,379
Total interest expense	21,095	27,643	28,396
NET INTEREST INCOME	24,431	21,286	19,953
Provision for possible loan losses	225	1,705	160
NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE LOAN LOSSES	24,206	19,581	19,793
NON-INTEREST INCOME:			
Loan servicing fees	225	255	311
Customer servicing fees	8,679	7,949	6,396
Gain (loss) on securities, net	(157)	(1,723)	405
Gain on sales of mortgage loans, net	4,338	2,888	1,315
Net gain on sales and write-down of other real estate owned	297	(2)	-
Other	369	402	472
Total non-interest income	13,751	9,769	8,899
NON-INTEREST EXPENSE:			
Salaries and employee benefits	14,776	12,434	11,022
Occupancy and equipment expense	3,869	4,032	3,201
Trust preferred securities expense	1,120	1,120	1,120
Other non-interest expense	8,202	8,161	6,332
Total non-interest expense	27,967	25,747	21,675
Income before taxes and cumulative effect of change in accounting principle	9,990	3,603	7,017
Provision for income taxes	3,816	1,273	2,524
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTNG PRINCIPLE	6,174	2,330	4,493
Cumulative effect of change in accounting principle, net of tax of $200	-	(298)	-
NET INCOME	$ 6,174	$ 2,032	$ 4,493
BASIC EARNINGS PER SHARE:			
Income before cumulative effect of accounting change, net of tax	$ 1.83	$ 0.75	$ 1.46
Cumulative effect of accounting change	$ -	$ (0.10)	$ -
Net income	$ 1.83	$ 0.65	$ 1.46
Weighted average common shares	3,371	3,105	3,068
DILUTED EARNINGS PER SHARE:			
Income before cumulative effect of accounting change, net of tax	$ 1.76	$ 0.72	$ 1.41
Cumulative effect of accounting change	$ -	$ (0.09)	$ -
Net income	$ 1.76	$ 0.63	$ 1.41
Weighted average common shares and common share equivalents	3,510	3,228	3,186

Certain balances and operating data for 2001 have been restated. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, for complete audited financial statements and related notes thereto.

ABINGTON
533 Washington Street

AUBURN
Old Colony Mortgage
830 Southbridge Street

BROCKTON
Shaw's Supermarket
641 Belmont Street
and
Old Colony Mortgage
1115 West Chestnut Street

CANTON
Shaw's Supermarket
75 Washington Street

COHASSET
Shaw's Supermarket
Route 3A

DORCHESTER
1442 Dorchester Avenue

FALL RIVER
Old Colony Mortgage
401 Columbia Street

HALIFAX
319 Monponsett Street

HANOVER
303 Columbia Road

HANSON
Shaw's Supermarket
Route 58/Route 14

HOLBROOK
778 South Franklin Street

HULL
523 Nantasket Avenue

KINGSTON
157 Summer Street

MILTON
561 Adams Street

PEMBROKE
175 Center Street

QUINCY
70 Quincy Avenue

PLYMOUTH
Old Colony Mortgage
34 Main Street Ext.

RANDOLPH
Shaw's Supermarket
121 Memorial Parkway

WEYMOUTH
97 Libbey Parkway

WHITMAN
584 Washington Street



ABINGTON SAVINGS BANK

1 - 8 0 0 - 4 9 7 - 2 2 6 5

Thanks to the Dyer Memorial Library and the Historical Society of Old Abington for providing us with the historical photographs that appear in this annual report.